* AB 3/15

[redacted]

10029697

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48460

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCS Brokerage, Inc. Blue Capital Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Broadway, Suite 1002
(No. and Street)

New York	NY	10008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia Singer (212) 482-2159
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

OATH OR AFFIRMATION

I, Patricia Singer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCS Brokerage, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FEB-22-2010

MAHENDRA VAGHJIANI
Notary Public, State of New York
No. 01VA6142193
Qualified in New York County
Commission Expires March 13, 2010

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2009

BLUE CAPITAL SECURITIES INC.
TABLE OF CONTENTS
DECEMBER 31, 2009

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Blue Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Blue Capital Securities, Inc. (The Company) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blue Capital Securities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 23, 2010

BLUE CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS		
Cash and cash equivalents	$	4,629
Due from broker		33,794
Investments, at fair value (Note 2)		214,881
Commissions receivable		68,205
Due from stockholder		27,700
Prepaid expenses		39,819
Office furniture and computer equipment, net of accumulated depreciation of $205,791		15,539
Leasehold improvements, at cost, net of accumulated amortization of $57,172		874
Other assets		61,699
Total Assets		467,140
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses		107,926
Stockholder's Equity		
Common stock - $1.00 par value: Authorized - 1,000 shares Issued and outstanding - 1,000 shares		1,000
Additional paid in capital		1,730,447
Accumulated deficit		(1,372,233)
Total Stockholder's Equity		359,214
Total Liabilities and Stockholder's Equity	$	467,140

The accompanying notes are an integral part of these financial statements.

Note 1 – Significant Accounting Policies:

Blue Capital Securities, Inc. (the Company) is a registered securities broker and dealer under the Securities Exchange Act of 1934, with membership in the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). It operates out of its sole office in New York City, NY.

The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by JP Morgan Chase on a fully disclosed basis. Accordingly, open customer transactions are not reported in the accompanying statement of financial condition.

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments:

Investments are carried at fair value, pursuant to the fair value accounting standard. (See Note 2). Interest income is recognized as income when earned. Realized gains and losses on investments are determined on a specific identification basis and together with unrealized gains and losses, are credited or charged to income. Transactions in securities owned and the related revenues and expenses are recorded on a trade-date basis.

Depreciation and Amortization:

Depreciation and amortization of property and equipment is provided by application of the double-declining balance method over the estimated useful lives of the respective assets.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition:

The Company recognizes commissions as earned on a trade date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Note 1 – Significant Accounting Policies (Continued):

Corporate Income Taxes:

The Company is an "S" Corporation for federal and New York State purposes. As a result, any such income taxes are the responsibility of its sole shareholder. The Company is subject to New York City corporate income taxes. Deferred income tax benefits applicable to net operating loss carry-forwards have been fully reserved due to the uncertainty of future taxable income. (See Note 4).

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance. Adoption of this standard had no effect on the Company's financial statements.

Note 2 – Valuation of Portfolio Investments:

The Company utilizes fair value measurements to determine the value of its investments. Various inputs used under this method are summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical securities
- Level 2 –other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

All of the Company's investments are Level 1 summarized as follows:

Fixed maturities greater than five years:	
U.S. Treasury and Agencies	$112,285
Certificate of Deposits	25,000
Equities	77,596
Total investments	$214,881

Note 3 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2009, the Company had net capital of $202,389 which exceeded its requirement by $152,389. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2009 this ratio was .53:1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under sub-paragraph k(2)(ii) as all customer accounts, as defined, are carried by a clearing broker.

Note 4 – Income Taxes:

The Company has available to it a net operating loss carry-forward of approximately $115,000 to offset future NYC corporate income.

At December 31, 2009, the Company has recorded a deferred tax asset of approximately $10,000. A valuation allowance is recognized against deferred tax assets if it is more likely than not such asset will not be realized in future years. Accordingly, a valuation allowance of $10,000 has been recorded against the deferred tax asset. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to the difficulty in assessing the level of future taxable gains against which the deferred tax assets could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded. In addition, current market conditions could adversely affect income.

The Company has not recorded a tax liability for uncertain tax positions.

Note 5 – Commitments and Contingencies:

The Company is obligated under a lease agreement for office space expiring January, 2015. Future aggregate annual minimum rental payments due under the lease are as follows:

Year ending December 31,

2010	$ 70,252
2011	70,252
2012	70,252
2013	75,206
2014	75,646
Thereafter	6,305
Total	$367,913

Note 6 – Off-Balance Sheet Risk:

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, net capital of not less than $150,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from the clearing broker is pursuant to the clearance agreement.

Note 7 – Concentrations:

The Company maintains all of its cash in a major bank, which cash balance at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

Note 8 – Related Party Transactions:

The amount due from stockholder represents an interest free advance from the Company.

Note 9 – Subsequent Events:

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 23, 2010.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

To the Board of Directors of
Blue Capital Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to be filed with the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which procedures were agreed to by Blue Capital Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Blue Capital Securities, Inc.'s (the "Company") compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Blue Capital Securities, Inc.'s management is responsible for the Blue Capital Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries on the Company's general ledger and underlying bank statements, noting no differences;

2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on FOCUS reports from January 01, 2009 to March 31, 2009 with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers as follows:

    a. Compared the deduction on line 3, clearing fees, to clearing fees charged by the Company's clearing firm and recorded in the Company's books and records for the period April 1, 2009 to December 31, 2009 as well as totals from the appropriate FOCUS reports, noting no differences;
    b. Compared the deduction on line 5, investment income, to investment income recorded in the Company's books and records for the period April 1, 2009 to December 31, 2009 as well as totals from the appropriate FOCUS reports, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi & Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
February 23, 2010